November 18, 2024

Santu Rohatgi
Chairman of the Board and President
Smart Rx Systems, Inc.
18540 N. Dale Mabry Highway,
Lutz, Florida 33548

       Re: Smart Rx Systems, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 24, 2024
           File No. 024-12426
Dear Santu Rohatgi:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed October 24, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

1. We note your response to prior comment 5, as well as your revised financial statements that include the financials for your fiscal year ending December 31, 2023 and the six months ending June 30, 2024. We reissue the comment in-part. Please update your Management's Discussion and Analysis of Financial Condition and
       Results of Operation in accordance with Item 9 of Form 1-A, as well as throughout the offering circular as appropriate. As examples only, we note that your discussion of operating results does not appear to reflect your results as of June 30, 2024, you do not discuss the extent of your financial condition for 2023, and you do not discuss changes in financial condition and results of operations between 2023 and 2022 or
 November 18, 2024
Page 2

       between June 30, 2024 and June 30, 2023, including the causes of material changes from year to year or period to period.
       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Thomas Voekler